GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.

02028136

SUPPL

02 APR -1 AM 8:27

1 April 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy each of the following announcement in respect of Genting Berhad ("GB") for filing pursuant to exemption no. 82-4962 granted to GB under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Entitlement (Notice of Book Closure) - Final Dividend.

2. General Announcement – Thirty-Fourth Annual General Meeting.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

Encls...
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

Form Version 2.0

Entitlements (Notice of Book Closure)

Ownership transfer to **GENTING/EDMS/KLSE** on **01-04-2002 11:15:15 AM**
Reference No **GG-020401-1BB09**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Entitlement date :**09-07-2002**
* Entitlement time :**05:00:00 PM**
* Entitlement subject :**Final Dividend**
* Entitlement description

Final Dividend

Period of interest payment : to
Financial Year End :**31-12-2001**
Share transfer book & register of members will be closed from : to
(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

GENTING MANAGEMENT AND CONSULTANCY SERVICES SDN BHD
23rd Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur
(Tel(03) 21612288

Payment date :**30-07-2002**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers :**09-07-2002**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ● **RM** ○ **Percentage**

* Entitlement in RM (RM) :**0.125**

Remarks
RM0.125 less 28% tax per ordinary share of RM0.50 each.

Exemption No. 82-

Form Version 2.0
General Announcement
Ownership transfer to GENTING/EDMS/KLSE on 01-04-2002 11:15:13 AM
Reference No GG-020401-18808

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	GENTING BERHAD
* Stock name	:	GENTING
* Stock code	:	3182
* Contact person	:	MR TAN WOOI MENG
* Designation	:	GROUP COMPANY SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

GENTING BERHAD-THIRTY-FOURTH ANNUAL GENERAL MEETING

* **Contents :-**

The Board of Directors is pleased to announce that the **Thirty-Fourth Annual General Meeting** of the Company will be convened and held at the **26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur** on **Tuesday, 25 June 2002** at **4.00 p.m.** to transact the ordinary business of the Company.

For and on behalf of the Board of Directors
TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman
GENTING BERHAD

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 2023833 Fax: 03 2022633
Telex MA 30022 Cable: Gentorel-Kuala Lumpur

1 April 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following announcements for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Entitlement (Notice of Book Closure) - Final Dividend.

2. General Announcement - Twenty-Second Annual General Meeting.

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exemption No. 82-3229

Form Version 2.0

Entitlements (Notice of Book Closure)

Ownership transfer to **RESORTS WORLD** on **01-04-2002 10:37:12 AM**
Reference No **RW-020401-E62AD**

Submitting Merchant Bank (if applicable)	:
Submitting Secretarial Firm Name (if applicable)	:
* Company name	: **RESORTS WORLD BHD**
* Stock name	: **RESORTS**
* Stock code	: **4715**
* Contact person	: **MR TAN WOOI MENG**
* Designation	: **GROUP COMPANY SECRETARY**

* Entitlement date	:**05-07-2002**
* Entitlement time	:**05:00:00 PM**
* Entitlement subject	:**Final Dividend**
* Entitlement description	

Final Dividend

Period of interest payment	: to
Financial Year End	:**31-12-2001**
Share transfer book & register of members will be closed from	: to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

GENTING MANAGEMENT AND CONSULTANCY SERVICES SDN BHD
23rd Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

Payment date	:**26-07-2002**
A depositor shall qualify for the entitlement only in respect of:	
* a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers	:**05-07-2002**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable)	:
* Entitlement indicator	:○ **Ratio** ● **RM** ○ **Percentage**
* Entitlement in RM (RM)	:**0.08**

Remarks

RM0.08 less 28% tax per ordinary share of RM0.50 each.

Exemption No. 82-3229

Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **01-04-2002 11:27:17 AM**
Reference No **RW-020401-2F8E8**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD - TWENTY-SECOND ANNUAL GENERAL MEETING

* **Contents :-**

The Board of Directors is pleased to announce that the **Twenty-Second Annual General Meeting** of the Company will be convened and held at **26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Tuesday, 25 June 2002 at 2.30 p.m.** to transact the ordinary business of the Company.

For and on behalf of the Board of Directors
TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman
RESORTS WORLD BHD

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: